Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 15, 2022

Relating to Preliminary Prospectus Supplement dated December 14, 2022

Registration Statement No. 333-237094

Novavax, Inc.

6,500,000 Shares of Common Stock

The following information relates only to the securities described below and should be read together with the preliminary prospectus supplement dated December 14, 2022, including the documents incorporated by reference therein and the accompanying prospectus dated March 11, 2020 and the documents incorporated by reference therein relating to these securities. The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer:	Novavax, Inc., a Delaware corporation

Ticker / Exchange:	NVAX / The Nasdaq Global Select Market

Title of Securities:	Common stock, $0.01 par value per share, of the Issuer (“Common Stock”)

Shares Offered and Sold:	6,500,000 shares of Common Stock (or 7,475,000 shares of Common Stock if the underwriters exercise their option to purchase additional shares in full).

Last Reported Sale Price of Common Stock on The Nasdaq Global Select Market on December 15, 2022:	$11.32

Initial Price to Public:	$10.00

Use of Proceeds:	The net proceeds of this offering, excluding the Concurrent Convertible Notes Offering (as defined below), are estimated to be approximately $60.7 million after deducting underwriting discounts and commissions and estimated offering expenses (or approximately $69.8 million if the underwriters exercise in full their option to purchase additional shares).

The Issuer currently intends to use the net proceeds from this offering, together with the net proceeds, if any, from the Concurrent Convertible Notes Offering for general corporate purposes, which may include the continued global commercial launch of Nuvaxovid, repayments under our supply agreements, repayment or repurchase of a portion of the $325 million in outstanding principal amount of our 3.75% convertible senior unsecured notes due February 1, 2023, working capital, capital expenditures, research and development expenditures, clinical trial expenditures, as well as acquisitions and other strategic purposes.

Concurrent Convertible Notes Offering:	Concurrently with this offering, the Issuer is offering $150,000,000 principal amount of its 5.00% Convertible Senior Notes due 2027 (the “Notes”) (or a total of $175,250,000 principal amount if the initial purchasers in that offering exercise in full their option to purchase additional Notes) in a separate private offering to qualified institutional buyers (the “Concurrent Convertible Notes Offering”). The Notes will mature on December 15, 2027 unless earlier converted, redeemed or repurchased by the Issuer. The Notes will bear interest at a rate of 5.00% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2023. The Notes will be convertible into an aggregate of 12,000,000 shares of Common Stock (or 14,020,000 shares of Common Stock if the initial purchasers in that offering exercise their option to purchase additional Notes in full), based on an initial conversion price of $12.50 per share and an initial conversion rate of 80.0000 shares of Common Stock per $1,000 principal amount of Notes (subject to adjustment in certain circumstances). The Issuer estimates that the net proceeds from the Concurrent Convertible Notes Offering will be approximately $142.2 million, or $166.3 million if the initial purchasers’ option to purchase additional Notes is exercised in full. The Notes and the Common Stock issuable upon conversion of the Notes have not been and will not be registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

The information regarding the Notes is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Convertible Notes Offering.

Common stock to be outstanding after the Common Stock Offering:	84,976,814 shares (or 85,951,814 shares if the underwriters exercise their option to purchase additional shares in full), excluding the shares underlying the Notes.

The number of shares of our common stock to be outstanding after this offering is based on 78,476,814 shares of our common stock outstanding as of September 30, 2022.

The number of shares of our common stock to be outstanding after this offering excludes the following, each as of September 30, 2022:

•	4,063,961 shares of our common stock reserved for issuance upon the exercise of outstanding stock options and stock appreciation rights at a weighted average exercise price of $47.82 per share;
•	1,439,008 shares of our common stock reserved for issuance upon the vesting of restricted stock units;
•	655,934 shares of our common stock reserved for issuance under our Employee Stock Purchase Plan;
•	4,621,239 shares of our common stock reserved for issuance under our 2015 Stock Incentive Plan, as amended;
•	approximately 2,385,800 shares of our common stock reserved for issuance upon conversion of our Existing Convertible Notes; and
•	Any shares of our common stock that may be issuable upon conversion of the notes being offered by us in the Concurrent Convertible Notes Offering.

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Jefferies LLC and Cowen and Company, LLC

Co Lead Managers:	B. Riley & Co., LLC and H.C. Wainwright & Co., LLC

The Issuer has filed a registration statement (including a prospectus dated March 11, 2020 and a preliminary prospectus supplement dated December 14, 2022) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus and the preliminary prospectus supplement may be obtained, when available by contacting J.P. Morgan, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204 or by email at prospectus-eq_fi@jpmchase.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at prospectus_department@jefferies.com or Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, by telephone at (833) 297-2926, or by email at PostSaleManualRequests@broadridge.com.

This communication should be read in conjunction with the preliminary prospectus supplement dated December 14, 2022 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus. Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.